Filed by Presidio PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Presidio PubCo Inc.

Commission File No.: 333-290090

Date: December 19, 2025

The following joint press release was issued by EQV Ventures Acquisition Corp. and Presidio Investment Holdings, LLC on December 19, 2025.

EQV Ventures Acquisition Corp. (NYSE: FTW) and Presidio Announce Industry-Leading Post-Business Combination Board

Oil and Gas Veterans to Serve on Board to Drive Value Creation

Filed Amended Form S-4 to Include EQV Resources Acquisition, Board Appointments and Other Updates

Fort Worth, TX, December 19, 2025 – Presidio Investment Holdings, LLC (“PIH”), a differentiated oil and gas operator focused on the optimization of mature, producing oil and natural gas assets in the United States, today announced the directors to serve on the board of the combined company formed by its previously announced business combination with EQV Ventures Acquisition Corp. (NYSE: FTW) (“EQV”), a special purpose acquisition company sponsored by EQV Group. Upon the closing of the business combination, Presidio PubCo Inc., which will be the ongoing public company, will be renamed to “Presidio Production Company” (“Presidio”). Following the consummation of the proposed business combination, Presidio’s common stock is expected to trade on the NYSE and assume the ticker symbol “FTW”, reflecting Presidio’s roots in Fort Worth, Texas.

“We have assembled a deeply experienced Board of Directors aligned with our vision to bring a world-class dividend yield focused energy company to the public markets,” said Will Ulrich, Co-Chief Executive Officer of PIH. “Each of these directors brings market-leading operational and strategic expertise across energy, corporate finance, and oil and gas asset management, which will be invaluable to Presidio following Presidio’s transition to the public markets. Their guidance will be critical to support Presidio’s execution on its strategy and long-term vision to be the last, best steward of America’s oil and gas wells.”

Presidio’s post-business combination Board of Directors will be comprised of nine members, at least five of whom are expected to qualify as “independent directors” as determined by the post-business combination board, including the following:

●	Daniel C. Herz, Compensation Committee Chair and Audit Committee member

●	Jerry Schretter, Audit Committee Chair

●	Jeffrey S. Serota, Nominating and Corporate Governance Committee Chair and Compensation Committee member

●	James (“Jimmy”) E. Vallee, Compensation Committee member and Nominating and Corporate Governance Committee member

●	Ray N. Walker, Jr., Audit Committee member and Nominating and Corporate Governance Committee member

In addition, EQV, PIH and EQV Resources LLC (“EQVR”) have filed an amended registration statement on Form S-4 following receipt of comments from the Securities and Exchange Commission (the “SEC”) (as amended, the “Registration Statement”). The Registration Statement includes information related to the newly announced board members and EQVR, which is expected to be acquired by Presidio immediately following the closing of the business combination between PIH and EQV. The Registration Statement has not yet become effective and the information therein remains subject to change.

Additional Information on Board Members

Daniel C. Herz brings extensive executive leadership experience, deep operational and financial expertise in energy and natural resources industries, and public company board experience. Since 2021, Mr. Herz has been the Founder, President and Chief Executive Officer of WhiteHawk Energy, LLC, a mineral and royalty interests company focused on oil and natural gas assets. Mr. Herz previously served as Founder, President and Chief Executive Officer of Falcon Minerals Corporation, and served as a director. He served as President of Atlas Energy Group, LLC, and as Senior Vice President of Corporate Development and Strategy of the general partner of Atlas Energy, L.P. until its sale to Targa Resources, Inc. Mr. Herz also served as Titan Energy, LLC’s Chief Executive Officer, where he also served as a Class A Director, and as Chief Executive Officer of Titan’s predecessor, Atlas Resource Partners, L.P.

Jerry Schretter is an energy and financial market leader, with experience providing energy investment banking advisory to corporate management teams and boards on governance and transactions. Since 2024, Mr. Schretter has been a Senior Advisor at Cripps Leadership Advisors, an Energy Executive Search firm based in London and Houston. Previously, Mr. Schretter served as a Vice Chairman and Co-Head of Americas Energy in Investment Banking at Bank of America, where he was responsible for strategic and financing advisory and managing some of the bank’s most important clients. Prior to Bank of America, Mr. Schretter worked in senior investment banking roles covering the energy sector at Citi, UBS, Deutsche Bank and Morgan Stanley.

Jeffrey S. Serota brings substantial experience in private equity, strategic investing, and corporate governance, with a strong background leading investment platforms, overseeing public-company strategy on public company boards, and evaluating complex capital-allocation decisions. Mr. Serota serves as Vice Chairman and Chief Investment Officer at Corbel Capital Partners, a multi-strategy investment firm with over $1 billion in assets under management. Prior to that, Mr. Serota served on various boards of public and private companies, and previously was a Senior Partner at Ares Management. Mr. Serota has more than 30 years of experience as a principal investor and operating executive, including serving as Chairman of the Board of three publicly traded companies, Great Elm Group, Inc., SandRidge Energy, Inc, and CIFC Corp.

Jimmy E. Vallee is a distinguished energy sector expert with over 20 years of experience in mergers and acquisitions (M&A), investment strategy, and advisory roles, and has led transactions valued at over $100 billion globally. He is a co-founder and Managing Director at Valhil Capital, and spent more than two decades as a partner and senior attorney at leading global law firms in Houston, including Paul Hastings, Jones Day, and Winston & Strawn. His practice focused on mergers and acquisitions, capital markets transactions, and strategic joint ventures in the energy industry. During his legal career, Mr. Vallee represented public and private companies, private equity firms, and financial institutions and regularly advised public company boards and management teams on significant energy and industrial transactions, governance matters, and conflicts oversight.

Ray N. Walker, Jr. has more than 50 years of experience in the oil and gas industry, with a background in operations, asset development, and executive leadership. Mr. Walker most recently served as Chief Operating Officer of Encino Energy, from 2018 until its acquisition by EOG Resources, Inc. in 2025, where he was responsible for overseeing the company’s operations and development activities. He also served as executive vice president and chief operating officer of Range Resources Corporation. Since August of 2025, Mr. Walker has served as a member of the Board of Directors of MPLX GP LLC (the general partner of MPLX LP), and also currently serves on the Board of Directors of Solaris Energy Infrastructure, Inc. ..

About Presidio Investment Holdings, LLC

Headquartered in Fort Worth, TX, PIH is a leading operator of mature oil and gas wells across the Mid-Continent. The company is focused exclusively on optimizing existing production and generating sustainable cash flow from low-decline, producing assets. To learn more about PIH, please visit https://bypresidio.com/.

About EQV Ventures Acquisition Corp.

EQV Ventures Acquisition Corp. is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. EQV’s sponsor is an affiliate of EQV Group, which was formed in 2022 and is an active acquirer of producing reserves, completing 14 acquisitions and currently managing and operating more than 1,800 wells across 10 states.

Forward-Looking Statements

This press release includes “forward-looking statements.” These include EQV’s, Presidio’s, PIH’s or EQVR’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV’s and EQVR’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination and expectations with respect to the future performance and the success of Presidio following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQVR’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV and EQVR. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Presidio or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQVR, EQV or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors” in the Registration Statement. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQVR nor EQV presently know or that Presidio, PIH, EQV or EQVR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio’s, PIH’s, EQV’s and EQVR’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV and EQVR anticipate that subsequent events and developments will cause Presidio’s, PIH’s, EQV’s and EQVR’s assessments to change. However, while Presidio, PIH, EQV and EQVR may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV and EQVR specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV’s or EQVR’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV, or EQVR or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

Additional Information and Where to Find It

In connection with the proposed business combination, Presidio, PIH and EQVR filed the Registration Statement with the SEC, which includes a prospectus with respect to Presidio’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio, PIH and EQVR also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, EQV and EQVR once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

EQV, PIH, EQVR and Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with EQV’s shareholder meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, EQVR, PIH or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Presidio Media and Investor Contact:

Presidio@icrinc.com

For EQV:

IR@eqvventures.com

Source: EQV Ventures Acquisition Corp.

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